UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under The Securities Exchange Act of 1934

                               (Amendment No. __)*

                                 BIOFIELD CORP.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    090591108
                                 --------------
                                 (CUSIP Number)


                                September 8, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090591108               SCHEDULE 13G                 Page 2 of 5 Pages
________________________________________________________________________________


(1)  NAME OF REPORTING PERSON
     IRS IDENTIFICATION NOS. OF ABOVE PERSON (entities only)
     Capital Growth Equity Fund I, LLC
     ___________________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
     (See Instructions)                                                  (b) [ ]
     ___________________________________________________________________________

(3)  SEC USE ONLY
     ___________________________________________________________________________

(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida, United States of America
     ___________________________________________________________________________

                  (5)  SOLE VOTING POWER
     NUMBER OF         2,000,000 shares of common stock
      SHARES      ______________________________________________________________
   BENEFICIALLY   (6)  SHARED VOTING POWER
       OWNED           0
      BY EACH     ______________________________________________________________
     REPORTING    (7)  SOLE DISPOSITIVE POWER
      PERSON           2,000,000 shares of common stock
       WITH       ______________________________________________________________
                  (8)  SHARED DISPOSITIVE POWER
                       0
                  ______________________________________________________________

(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000,000 shares of Common Stock
     ___________________________________________________________________________

(10) CHECK BOX IF AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                                [X]
     ___________________________________________________________________________

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.3%
     ___________________________________________________________________________

(12) TYPE OF REPORTING PERSON (See Instructions)*
     OO
     ___________________________________________________________________________

CUSIP No. 090591108               SCHEDULE 13G                 Page 3 of 5 Pages
________________________________________________________________________________


ITEM 1.    NAME OF ISSUER

      (a)  Biofield Corp.

      (b)  1025 Nine North Drive, Alpharetta, GA 30004

ITEM 2.

      (a)  Name of Person Filing: Capital Growth Equity Fund I, LLC

      (b) Address of Principal Office or, if none, Residence: 225 NE Mizner Blvd., Suite 750, Boca Raton, FL 33432

      (c)  Citizenship: Florida

      (d)  Title of Class of Securities: Common Stock

      (e)  CUSIP No.: 090591108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a)  [ ] Broker or Dealer registered under Section 15 of the Act

      (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

      (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

      (e) [ ] Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(e)

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

      (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Investment Act

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

      (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

CUSIP No. 090591108               SCHEDULE 13G                 Page 4 of 5 Pages
________________________________________________________________________________


ITEM 4.    OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)  Amount beneficially owned: 2,000,000 shares of common stock.

      (b)  Percent of Class: 6.3%

      (c)  Number of shares as to which such person has:

           (i)    Sole power to vote or to direct the vote      2,000,000 shares

           (ii)   Shared power to vote or to direct the vote            0 shares

           (iii)  Sole power to dispose or to direct the
                  disposition of                                2,000,000 shares

           (iv)   Shared power to dispose or to direct the
                  disposition of                                        0 shares

         The foregoing information, as well as the amount set forth in Row (9), above, excludes 344,620 shares of common stock issuable upon exercise of common stock purchase warrants owned by Capital Growth Financial, LLC, an affiliate of the reporting person through common ownership. The reporting person disclaims beneficial ownership of the securities of the issuer owned by Capital Growth Financial, LLC.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.   CERTIFICATIONS

         (a) Not applicable.

CUSIP No. 090591108               SCHEDULE 13G                 Page 5 of 5 Pages
________________________________________________________________________________


         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    October 8, 2004

                                        CAPITAL GROWTH EQUITY FUND I, LLC


                                        By: /s/ Alan L. Jacobs
                                            ------------------
                                            Alan L. Jacobs, Managing Member